JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com +1.480.308.3460 main +1.480.308.4268 fax

January 20, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K
Filed June 1, 2011
File No. 000-27876

Dear Mr. Gilmore:

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed March 1, 2011, and its Form 8-K filed June 1, 2011, File No. 000-27876. We initially reviewed the Staff’s comments and noted that the Staff requested we respond within ten business days or advise the Staff when we will provide the requested response. Accordingly, by letter dated December 20, 2011, we notified the Staff that we intended to respond to such comments no later than January 20, 2012, unless we contacted that Staff on or before such date. Please be advised the Company’s accounting personnel continue to be engaged in year-end and other matters, and, accordingly, we respectfully notify the Staff that we intend to respond to such comments no later than February 15, 2012, unless we contact the Staff on or before such date. If you have any comments or questions, please direct them to me at (480) 308-3460.

Sincerely,

G. Michael Bridge

Senior Vice President, General Counsel

cc:	Pete Hathaway, JDA Software Group, Inc.